SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Riverbed Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

768573107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 768573107	13 G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

Jerry M. Kennelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

6,083,332 shares
6 SHARED VOTING POWER

See response to row 5.
7 SOLE DISPOSITIVE POWER

6,083,332 shares
8 SHARED DISPOSITIVE POWER

See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,083,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 768573107	13 G	Page 3 of 5

ITEM 1(A).	NAME OF ISSUER

Riverbed Technology, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

199 Fremont Street
San Francisco, CA 94105

ITEM 2(A).	NAME OF PERSON FILING

This Statement is filed by Jerry M. Kennelly.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

Jerry M. Kennelly
199 Fremont Street
San Francisco, CA 94105

ITEM 2(C)	CITIZENSHIP

Jerry M. Kennelly is a United States citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 768573107

ITEM 3.	Not Applicable.

CUSIP NO. 768573107	13 G	Page 4 of 5

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

6,083,332 shares, of which 6,000,000 shares are owned either directly or indirectly by a limited partnership of which Jerry M. Kennelly and his spouse are the sole general partners.

(b) Percent of Class:

See Row 11 of cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 768573107	13 G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

/s/ Jerry M. Kennelly
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)